EXHIBIT 21.1

LIST OF SUBSIDIARIES

1.	AbTech Industries, Inc., a Delaware corporation approximately 85% of the common stock of which is owned by Abtech Holdings, Inc.

2.	Environmental Security Corporation, a Delaware corporation and wholly owned subsidiary of AbTech Industries, Inc.

3.	AEWS Engineering, LLC, a Delaware limited liability company of which 80% of the membership interests are owned by Abtech Holdings, Inc.